FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: August 9, 2004

CREAM MINERALS LTD.

1400 – 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.creamminerals.com

July 13, 2004

Ticker Symbol:

CMA-TSX Venture Exchange

CRMXF: OTC Bulletin Board

CREAM MINERALS, SULTAN MINERALS AND VALGOLD RESOURCES EXPAND THEIR MANITOBA NICKEL PROPERTY

Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. (the “Optionees”) have jointly entered into an agreement (the “Agreement”) with 4378831 Manitoba Ltd. (the “Optionor”) to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton (Press Release February 9, 2004).

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream Minerals Ltd., Sultan Minerals Inc., and ValGold Resources Ltd.) to the Optionor over a 36-month period from the date of regulatory and Board approval (collectively, “Regulatory Approval”) of the Agreement.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.  The Optionees shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%.  The Optionor shall be deemed to have exploration expenditures equivalent to 25% of the exploration expenditures incurred by the Optionees on formation of the Joint Venture.  Should either party elect not to participate or be unable to participate in further exploration of the Trout Claim Group, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties.  If either party’s interest drops to or below 10%, such party (the “Converted Party”), shall have its interest converted to a 2% NSR (Net Smelter Return Royalty) for metals and a 2% GOR (Gross Overriding Royalty) for other commodities such as diamonds.  The party retaining an interest greater than 10 % shall have the right to reduce both the NSR and GOR payable to the Converted Party to 1% each by the payment of $1,000,000 to the Converted Party at any time up to and including the commencement of commercial production. In the event that the Optionees should enter into an agreement with respect to the exploration and development of the Property with a bona fide third party major mining company the respective ownership interests in the Property of the Optionor and the Optionees will be reduced on a pro rata basis.

No common shares will be issued as bonuses, finder’s fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%.  BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property.  This work is expected to generate targets for diamond drill testing.

Frank A. Lang, P.Eng.
President

For further information please contact:
Investor Relations
Tel:  (604) 687-4212  Fax: (604 687-4212
Email: IR@langmining.com
or
Email: info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

1400 – 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.creamminerals.com

July 23, 2004

Ticker Symbol:

CMA-TSX Venture Exchange

CRMXF: OTC Bulletin Board

CREAM RETAINS INVESTOR RELATIONS SERVICES

Cream Minerals Ltd. (CMA: TSX Venture Exchange; CRMXF: OTC Bulletin Board) (“Cream”) announces that, subject to regulatory approval, it has entered into an agreement to retain the services of Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations and market consulting services for Cream.

Arbutus is a private company whose principal, Mr. T. J. Malcolm Powell, will be providing the investor relations and market consulting services to Cream under the agreement.  Arbutus maintains its offices in Vancouver and works closely with financial analysts, advisors and investors in Canada.

Arbutus will consult with and advise Cream with respect to: financial matters that are relevant to Cream’s financial strength and standing (the rating of its securities, market price of its securities, etc.); communications with underwriters, broker/dealers, shareholders, potential investors, financial analysts and financial analyst reporting services; financial public relations and the dissemination of information pursuant to the requirements of provincial regulatory authorities; develop appropriate sample broker presentations, corporate mailing pieces, brochures, shareholder communications, research reports and other collateral material; and to consult with, assist and advise Cream in developing appropriate due diligence material to satisfy the in-house and regulatory requirements of broker/dealers.

Subject to regulatory acceptance, Arbutus will receive a fee of CDN$2,000 (plus GST) per month.  The term of the contract is month-to-month and may be terminated by either party at any time upon the delivery of 30 days written notice.  Payment of Arbutus’s fees will be funded from Cream’s working capital.

Frank A. Lang, P. Eng.
President

For further information please contact:
T.J. Malcolm Powell, Investor Relations
Tel:  (604) 687-4622  Fax: (604 687-4212
Email: IR@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

1400 – 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.creamminerals.com

July 26, 2004

Ticker Symbol:

CMA-TSX Venture Exchange

CRMXF: OTC Bulletin Board

CREAM MINERALS RECEIVES EXCHANGE APPROVAL FOR TROUT CLAIM OPTION

Cream Minerals Ltd., Sultan Minerals Inc. and ValGold Resources Ltd. (the “Optionees”) have received TSX Venture Exchange acceptance of their joint agreement (the “Agreement”) with 4378831 Manitoba Ltd. (the “Optionor”) to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”), encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton (Press Release February 9, 2004).

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream Minerals Ltd., Sultan Minerals Inc., and ValGold Resources Ltd.) to the Optionor over a 36-month period from the date of regulatory and Board approval (collectively, “Regulatory Approval”) of the Agreement.  In addition, the Optionees must incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor will enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.  The Optionees shall be entitled to be Operator of the Joint Venture so long as its interest remains greater than 50%.  The Optionor shall be deemed to have exploration expenditures equivalent to 25% of the exploration expenditures incurred by the Optionees on formation of the Joint Venture.  Should either party elect not to participate or be unable to participate in further exploration of the Trout Claim Group, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties.  If either party’s interest drops to or below 10%, such party (the “Converted Party”), shall have its interest converted to a 2% NSR (Net Smelter Return Royalty) for metals and a 2% GOR (Gross Overriding Royalty) for other commodities such as diamonds.  The party retaining an interest greater than 10 % shall have the right to reduce both the NSR and GOR payable to the Converted Party to 1% each by the payment of $1,000,000 to the Converted Party at any time up to and including the commencement of commercial production. In the event that the Optionees should enter into an agreement with respect to the exploration and development of the Property with a bona fide third party major mining company the respective ownership interests in the Property of the Optionor and the Optionees will be reduced on a pro rata basis.  The Trout Claim Group lies entirely within the “area of interest” clause of the BHP Billiton option agreement noted below.

No common shares will be issued as bonuses, finder’s fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.  The initial shares issued under the Agreement will have a four-month hold period expiring November 22, 2004.

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes.

In February the Optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%.  BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property.  This work is expected to generate targets for diamond drill testing.

For further information on Cream Minerals Ltd., and its project, visit www.creamminerals.com

Frank A. Lang, BA, MA, P.Eng.
President & CEO

For further information please contact:

Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon – Email: nmurraylyon@renmark.com
Sylvain Laberge – Email: slaberge@renmark.com

OR

Malcolm Powell, Investor Relations
Tel:  (604) 277-1752  Fax: (604) 687-4212
Email: info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

July 12, 2004

To:          All Applicable Commissions & Stock Exchanges               AMENDED

Dear Sirs:

Subject: Cream Minerals Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 225263508
5.	Record Date for Notice	: August 12, 2004
6.	Record Date for Voting	: August 12, 2004
7.	Beneficial Ownership Determination Date	: August 12, 2004
8.	Meeting Date	: September 21, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9479

Fax: 604.661.9401